Exhibit 99.20

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 – Name and Address of Company:

First Cobalt Corp. (the “Company”)

401 Bay Street, 6th Floor,

Toronto, Ontario, M5H 2Y4

Item 2 - Date of Material Change:

March 26, 2021

Item 3 – News Release:

The Company issued a news release on March 26, 2021 relating to the material change, which was disseminated through Cision and subsequently filed on SEDAR.

Item 4 – Summary of Material Change:

The Company entered into a loan amendment agreement with Glencore AG (“Glencore”) to allow the Company to voluntarily repay all outstanding amounts under an existing loan facility through the issuance of common shares in the capital of the Company (“ Common Shares”). The Company provided Glencore with notice that it intends to repay all outstanding debt under the facility (in the amount of US$5,505,830) by issuing 23,849,737 Common Shares at a deemed price of $0.29 per Common Share.

Item 5 – Full Description of Material Change:

5.1       Full Description of Material Change

On March 26, 2021, the Company entered into a loan amendment agreement with Glencore to repay an existing loan currently representing approximately US$5.5 million of debt through the issuance of Common Shares. The Common Shares to be issued to Glencore in connection the repayment of the loan represented approximately 4.8% of the outstanding Common Shares as of the date of the amendment agreement.

In August 2019, First Cobalt entered into a loan agreement with Glencore to fund engineering studies, metallurgical testwork and permitting activities for an expansion of the Company’s refinery in Ontario, Canada to produce battery grade cobalt sulfate. The loan bears interest at LIBOR plus 5%, with all accrued interest having been capitalized to date. The loan agreement includes a right (the “conversion right”) for Glencore to convert all or a portion of the balance owing into Common Shares at a discount of 15% of the “market price” of the Common Shares (determined with reference to the policies of the TSX Venture Exchange (“TSXV”) on the maturity date of August 23, 2022. The loan agreement provides the Company with the right to prepay the loan prior to maturity. The amendments expressly permit the Company to repay the loan by issuing Common Shares on terms broadly similar to the conversion right.

Specifically, under the terms of the amending agreement, the Company and Glencore agreed to expressly allow the Company to voluntarily repay all amounts outstanding through the issuance of Common Shares. Accordingly, the Company and Glencore agreed that, subject to the terms of the amended loan agreement, the Company may repay the loan, representing outstanding debt of US$5,505,830, by issuing 23,849,737 Common Shares at a deemed price of $0.29 per Common Share, and the Company provided Glencore with notice that, subject to the terms of the amended loan agreement, the Company intends to repay all such amounts outstanding under the loan through the issuance of Common Shares.

The deemed price per Common Share represents a 15% discount to the closing trading price of the Common Shares on TSXV on March 24, 2021, the last trading date immediately prior to the agreement date. The United States dollar denominated debt was converted from United States dollars into Canadian dollars using an exchange rate of US$1 = CDN$1.2562, representing the average daily exchange rate for United States dollars in terms of Canadian dollars presented by the Bank of Canada on March 24, 2021.

The transaction will eliminate all of the Company’s existing corporate debt.

Completion of the proposed repayment through the issuance of Common Shares is subject to, among other things, obtaining necessary regulatory approvals, including acceptance of the TSXV under TSXV Policy 4.3 -- Shares for Debt. The Company entered into the amendment amendment agreement in order to preserve cash and reduce the amount of project debt required to fully finance the refinery project.

5.2       Disclosure for Restructuring Transactions:

Not applicable.

Item 6 – Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable.

Item 7 - Omitted Information:

Not applicable.

Item 8 – Executive Officer:

The following executive officer of the Company is knowledgeable about the material change and this report:

Ryan Snyder, Chief Financial Officer

Telephone: 416 900-3891

Item 9 – Date of Report:

April 5, 2021